                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                               STAFF LEASING, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   852381 10 2
                     --------------------------------------

                                 (CUSIP NUMBER)


*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                         13G                             PAGE 2


--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON

      CHARLES S. CRAIG
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
--------------------------------------------------------------------------------


 3    SEC USE ONLY

--------------------------------------------------------------------------------

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------

                               5     SOLE VOTING POWER

          NUMBER OF                  3,225,839

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     1,504,794
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  3,225,839

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     1,504,794

--------------------------------------------------------------------------------

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,730,183

--------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      21.4%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------





                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A)         NAME OF ISSUER:

                  STAFF LEASING, INC.

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  600 301 Boulevard West, Suite 202, Bradenton, FL  34205

ITEM 2(A)         NAME OF PERSON FILING:

                  This statement is filed on behalf of Charles S. Craig, an individual.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of the Reporting Person is 600 301 Boulevard West, Suite 202, Bradenton, FL 34205.

ITEM 2(C)         CITIZENSHIP:

                  The Reporting Person is a United States citizen.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value ("Shares").

ITEM 2(E)         CUSIP NUMBER:
                  852381 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:


                   Mr. Craig's SEP Plan holds 1,346 Shares and his rollover IRA holds 2,739 Shares. C.S. Craig Family Limited Partnership owns 3,059,501 Shares. The sole general partner of the partnership is Craig Family Holdings, LLC, of which Mr. Craig is the sole member. Each of two trusts for the benefit of his two minor children owns 752,397 Shares (aggregate of 1,504,794 Shares). Mr. Craig is one of two trustees of the trusts; the trustees share voting and dispositive power over the Shares held by the trusts. C.S. Craig Family Foundation, Inc., of which Mr. Craig is president, holds 156,178 Shares. Mr. Craig has the right to acquire 5,625 Shares through currently exercisable employee stock options.

ITEM 4(B)         PERCENT OF CLASS:

                  21.4%

ITEM 4(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)          sole power to vote or to direct the vote:
                  3,225,839 (See Item 4(a))

     (ii)         shared power to vote or to direct the vote:
                  1,504,794 (See Item 4(a))

     (iii)        sole power to dispose or to direct the disposition of:
                  3,225,839 (See Item 4(a))

     (iv)         shared power to dispose or to direct the disposition of:
                  1,504,794 (See Item 4(a))


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                  PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date:  February 12, 1998

                                                 By: /s/ Charles S. Craig
                                                     --------------------
                                                     Charles S. Craig